Systems Evolution, Inc.
10777 Westheimer Road, Suite 810
Houston, TX 77042

January 30, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re: Systems Evolution, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed January 10, 2005
File Number: 333-121921

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, we hereby request that the Commission grant the Company’s request to immediately withdraw the above referenced Registration Statement. The Company’s board of directors has resolved that it is not in the best interests of the Company and its shareholders to proceed with the Registration Statement at this time. No securities were sold in connection with the offering.

Should you have any comments or questions, please do not hesitate to contact the undersigned at your convenience.

Systems Evolution, Inc.

/s/ Robert C. Rhodes
___________________________________
Robert C. Rhodes
Chief Executive Officer